Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Announce First Quarter 2020 Results and Host a Conference Call and Webcast on May 15, 2020

Dartmouth, Nova Scotia; May 4, 2020 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines to fight against infectious diseases including COVID-19, announced today that it will hold a conference call and webcast on Friday, May 15, 2020 at 8:00 a.m. ET to discuss the company’s first quarter 2020 financial and operational results.

Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (international) using the conference ID: 8081886.

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies and vaccines based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. IMV is also developing a DPX-based vaccine to fight against COVID-19. For more information, visit www.imv-inc.com and follow us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the anticipated timing of the Company’s preclinical assays, studies and clinical trials related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally.

Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com